FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1996

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from                 to


   Commission file number 33-35311


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 Harley-Davidson
                      Retirement Savings Plan for Milwaukee
                  and Tomahawk Hourly Bargaining Unit Employees



   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Harley-Davidson, Inc.
                             3700 West Juneau Avenue
                           Milwaukee, Wisconsin  53208

                              REQUIRED INFORMATION



    1.  Not Applicable.

    2.  Not Applicable.

    3.  Not Applicable.

    4. The Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


   Exhibits

   23   Consent of Independent Auditors

                                    CONTENTS


   Harley-Davidson Retirement Savings Plan for Milwaukee and
   Tomahawk Hourly Bargaining Unit Employees

                                                               Page

     Report of independent auditors                              5

     Financial statements

       Statements of net assets available for plan benefits    6-7

       Statements of changes in net assets available for plan
        benefits                                               8-9

       Notes to financial statements                          10-17

     Supplemental schedules                               Schedules

       Assets held for investment                               1

       Transactions or series of transactions in excess of
        5 percent of the current value of plan assets           2


         A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

   Report of Ernst & Young, LLP, Independent Auditors

   Plan Administrative Committee
   Harley-Davidson Retirement Savings
     Plan for Milwaukee and Tomahawk Hourly
     Bargaining Unit Employees

   We have audited the accompanying statements of net assets available for plan benefits of Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



   Milwaukee, Wisconsin                                     ERNST & YOUNG LLP
   June 6, 1997

                                                           HARLEY-DAVIDSON
                                              RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                              TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                                       STATEMENT OF NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1996

                                                                  Fidelity       Fidelity                            Fidelity
                                               Managed          Investment    International        Harley-            Asset
                                               Income           Grade Bond      Growth and         Davidson          Manager
          ASSETS                 Total          Fund               Fund        Income Fund        Stock Fund          Income
   Investments:
    Interest in Harley-
     Davidson Retirement
     Savings Plan Master
     Trust, comprised of:
       Investments in
        securities of
        unaffiliated
        issuers, at fair
        value                $11,680,170    $   405,841         $1,741,888         $315,550         $     -           $173,501

       Investments in
        securities of
        affiliated issuer,
        at fair value-common
        stock of Harley-
        Davidson, Inc.        10,348,948             -                  -                 -       10,348,948                 -

       Investments other than
        securities -
         Insurance group
          annuity contracts,
          at contract value
           (Note D)           10,751,614     10,751,614                 -                -                -                 -

       Cash and cash
        equivalents              497,860        453,585                 -                -            44,275                -
     Notes receivable
      from participants        1,778,160             -                  -                -                -                 -
                              ----------     ----------          ---------          -------       ----------           -------
   Total investments          35,056,752     11,611,040          1,741,888          315,550       10,393,223           173,501

   Other assets -
    participant
    contributions
    receivable                   185,157         52,605              9,218            5,620           43,261             3,230
                              ----------     ----------          ---------          -------       ----------           -------
   Net assets available
     for plan benefits       $35,241,909    $11,663,645         $1,751,106         $321,170      $10,436,484          $176,731
                              ==========     ==========          =========          =======       ==========           =======



                                Fidelity                         Fidelity
                                 Asset         Fidelity          Blue Chip
                                 Manager        Asset             Growth               Loan
     ASSETS                      Growth         Manager            Fund                Fund
   Investments:
    Interest in Harley-
     Davidson Retirement
     Savings Plan Master
     Trust, comprised of:
       Investments in
        securities of
        unaffiliated
        issuers, at fair
        value                   $834,951     $1,677,442         $6,530,997          $    -
       Investments in
        securities of
        affiliated issuer,
        at fair value-common
        stock of Harley-
        Davidson, Inc.                -              -                  -                -
       Investments other
        than securities -
         Insurance group
          annuity contracts,
          at contract value
           (Note D)                   -              -                  -                -
       Cash and cash
        equivalents                   -
                                                     -                  -                -
     Notes receivable
      from participants               -              -                  -         1,778,160
                                 -------      ---------          ---------        ---------
   Total investments             834,951      1,677,442          6,530,997        1,778,160

   Other assets -
    participant
    contributions
    receivable                    11,046         10,611             49,566               -
                                 -------      ---------          ---------        ---------
   Net assets available
     for plan benefits          $845,997     $1,688,053         $6,580,563       $1,778,160
                                 =======      =========          =========        =========



                       See notes to financial statements.


                                                           HARLEY-DAVIDSON
                                              RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                              TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                                       STATEMENT OF NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1995
                                                                 Fidelity       Fidelity                              Fidelity
                                              Managed           Investment    International        Harley-            Asset
                                              Income            Grade Bond     Growth and          Davidson           Manager
        ASSETS                  Total          Fund                Fund        Income Fund        Stock Fund          Income
   Investments:
     Interest in Harley-
     Davidson Retirement
     Savings Plan Master
     Trust, comprised of:
       Investments in
        securities of
        unaffiliated
        issuers, at fair
        value                 $8,481,238      $     128         $1,595,058         $141,431      $        -            $75,646

       Investments in
        securities
        of affiliated
        issuer, at fair
        value-common stock
        of Harley-Davidson,
        Inc.                   5,225,391             -                  -                -         5,225,391                -
       Investments other than
        securities -
         Insurance group
          annuity contracts,
          at contract value
           (Note D)           10,519,474     10,519,474                 -                -                -                 -
       Cash and cash
        equivalents              385,907        333,670                 -                -            52,237                -
     Notes receivable
      from participants        1,471,590             -                  -                -                -                 -
                              ----------     ----------          ---------         --------        ---------            ------
   Net assets available
     for plan benefits       $26,083,600    $10,853,272         $1,595,058         $141,431       $5,277,628           $75,646
                              ==========     ==========          =========          =======        =========            ======

                                Fidelity                          Fidelity
                                 Asset         Fidelity          Blue Chip
                                Manager         Asset              Growth              Loan
        ASSETS                  Growth         Manager              Fund               Fund

   Investments:
     Interest in Harley-
     Davidson Retirement
     Savings Plan Master
     Trust, comprised of:
       Investments in
       securities of
       unaffiliated issuers,
       at fair value            $291,051     $1,344,363         $5,033,561        $      -

       Investments in
        securities of
        affiliated issuer,
        at fair value-common
        stock of Harley-
        Davidson, Inc.                -              -                  -                -
       Investments other than
        securities -
         Insurance group
          annuity contracts,
          at contract value
           (Note D)                   -              -                  -                -
       Cash and cash
        equivalents                   -
                                                     -                  -                -
     Notes receivable
      from participants               -              -                  -         1,471,590
                                 -------      ---------          ---------        ---------
   Net assets available
     for plan benefits          $291,051     $1,344,363         $5,033,561       $1,471,590
                                 =======      =========          =========        =========

                       See notes to financial statements.

                                                           HARLEY-DAVIDSON
                                              RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                              TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1996

                                                                 Fidelity        Fidelity                             Fidelity
                                                Managed         Investment    International         Harley-            Asset
                                                Income          Grade Bond     Growth and          Davidson           Manager
         ADDITIONS                 Total         Fund              Fund        Income Fund        Stock Fund           Income

   Investment income:
     Net appreciation
      (depreciation) in
      fair value of
      investments (Note C)  $ 4,018,754       $     -          $  (55,778)        $ 19,623      $ 3,598,737          $   (123)
     Interest and
      dividend income         1,584,468        636,139            105,870           11,100           48,399             8,475
                             ----------      ---------           --------         --------        ---------           -------
   Net investment income      5,603,222        636,139             50,092           30,723        3,647,136             8,352

   Participant
    contributions             4,457,418      1,262,501            238,773          141,452          995,464            86,618
                             ----------      ---------           --------         --------        ---------           -------
                             10,060,640      1,898,640            288,865          172,175        4,642,600            94,970

        DEDUCTIONS

   Benefit payments and
    withdrawals                (902,331)      (525,372)           (25,259)               -         (192,602)                -
   Net transfers in
    (out)                            -        (562,895)          (107,558)           7,564          708,858             6,115
                             ----------      ---------           --------         --------         --------           -------
                               (902,331)    (1,088,267)          (132,817)           7,564          516,256             6,115
                             ----------      ---------           --------         --------         --------           -------
   Increase in net assets
     available for plan
     benefits                 9,158,309        810,373            156,048          179,739        5,158,856           101,085

   Net assets available
    for plan benefits:
     Beginning of year       26,083,600     10,853,272          1,595,058          141,431        5,277,628            75,646
                             ----------     ----------          ---------         --------       ----------           -------
     End of Year            $35,241,909    $11,663,645         $1,751,106         $321,170      $10,436,484          $176,731
                             ==========     ==========          =========         ========       ==========           =======

                                Fidelity
                                 Asset         Fidelity         Fidelity
                                 Manager         Asset          Blue Chip           Loan
         ADDITIONS               Growth         Manager        Growth Fund          Fund

  Investment income:
     Net appreciation
      (depreciation) in
      fair value of
      investments (Note C)     $ 25,705     $   48,430         $  382,160       $        -
     Interest and
      dividend income            68,920        127,645            440,461          137,459
                               --------      ---------          ---------        ---------
   Net investment income         94,625        176,075            822,621          137,459

   Participant
    contributions               255,860        252,228          1,224,522                -
                               --------      ---------          ---------        ---------
                                350,485        428,303          2,047,143          137,459

        DEDUCTIONS

   Benefit payments and
    withdrawals                    (745)       (37,303)           (88,126)         (32,924)
   Net transfers in
    (out)                       205,206        (47,310)          (412,015)         202,035
                               --------      ---------          ---------        ---------
                                204,461        (84,613)          (500,141)         169,111
                               --------      ---------          ---------        ---------
   Increase in net assets
     available for plan
     benefits                   554,946        343,690          1,547,002          306,570

   Net assets available
    for plan benefits:

     Beginning of year          291,051      1,344,363          5,033,561        1,471,590
                               --------      ---------          ---------        ---------
     End of Year               $845,997     $1,688,053         $6,580,563       $1,778,160
                               ========      =========          =========        =========

                       See notes to financial statements.

                                                           HARLEY-DAVIDSON
                                              RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                              TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                                 STATEMENT OF CHANGES IN NET ASSETS
                                                     AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1995
                                                                                                                       Fidelity
                                         Strong Asset                      Fidelity                       Managed     Investment
                                          Allocation        Insurance      Balanced         Income        Income      Grade Bond
       ADDITIONS             Total           Fund            Account         Fund            Fund          Fund          Fund

   Investment income:
     Net appreciation in
      fair value of invest-
      ments (Note C)       $1,131,211      $  60,993      $       -      $  49,960     $       -      $       -       $  76,193
     Interest and
      dividend income       1,261,543         15,919               -        13,875        214,039        416,466         72,115
                            ---------       --------       ---------       -------      ---------       --------       --------
   Net investment
     income                 2,392,754         76,912               -        63,835        214,039        416,466        148,308

   Participant
    contributions           4,162,778         97,534               -       123,600        635,969        915,035        166,171
                            ---------       --------       ---------       -------      ---------       --------       --------
                            6,555,532        174,446               -       187,435        850,008      1,331,501        314,479


        DEDUCTIONS

   Benefit payments and
    withdrawals              (686,525)       (29,480)              -           (12)      (321,018)      (295,424)        (3,230)
   Life insurance expense,
    less increase in cash
    surrender value            (8,260)             -          (8,260)            -              -              -              -
   Net transfers in
    (out)                           -     (1,599,002)       (183,509)   (1,649,627)   (10,766,481)     9,817,195      1,283,809
                            ---------       --------       ---------       -------      ---------       --------       --------
                             (694,785)    (1,628,482)       (191,769)   (1,649,639)   (11,087,499)     9,521,771      1,280,579
                            ---------       --------       ---------       -------      ---------       --------       --------
   Increase (decrease)
    in net assets
    available for plan
    benefits                5,860,747     (1,454,036)       (191,769)   (1,462,204)   (10,237,491)    10,853,272      1,595,058

   Net assets available
    for plan benefits:
     Beginning of year     20,222,853      1,454,036         191,769     1,462,204    $10,237,491             -              -
                           ----------      ---------        --------     ---------     ----------     ----------      ---------
     End of year          $26,083,600     $       -        $      -     $       -     $        -     $10,853,272     $1,595,058
                           ==========      =========        ========     =========     ==========     ==========       =========


                            Fidelity                         Fidelity      Fidelity
                         International      Harley-           Asset         Asset         Fidelity     Fidelity
                           Growth and       Davidson          Manager       Manager         Asset      Blue Chip            Loan
       ADDITIONS          Income Fund      Stock Fund         Income        Growth         Manager    Growth Fund           Fund

   Investment income:
    Net appreciation in
     fair value of
     investments (Note C)    $    285    $   261,649        $  1,616     $   9,169     $  118,780     $  552,566       $      -
     Interest and
      dividend income           3,562         29,171           1,711         4,208         29,682        370,966          89,829
                             --------     ----------         -------      --------      ---------      ---------         -------
   Net investment income        3,847        290,820           3,327        13,377        148,462        923,532          89,829

   Participant
    contributions              75,550        851,574          48,209       125,346        160,373        963,417               -
                             --------     ----------         -------      --------      ---------      ---------         -------
                               79,397      1,142,394          51,536       138,723        308,835      1,886,949          89,829

         DEDUCTIONS

   Benefit payments and
    withdrawals                     -        (14,470)              -             -         (5,482)       (17,409)              -
   Life insurance expense,
    less increase in cash
    surrender value                 -              -               -             -              -              -               -
   Net transfers in
    (out)                      62,034      1,022,688          24,110       152,328      1,041,010        456,091         339,354
                             --------     ----------         -------      --------      ---------      ---------       ---------
                               62,034      1,008,218          24,110       152,328      1,035,528        438,682         339,354
                             --------     ----------         -------      --------      ---------      ---------       ---------
   Increase (decrease) in
    net assets available
    for plan benefits         141,431      2,150,612          75,646       291,051      1,344,363      2,325,631         429,183

   Net assets available
    for plan benefits:
     Beginning of year              -      3,127,016                -            -              -      2,707,930       1,042,407
                             --------     ----------         -------      --------      ---------      ---------       ---------
     End of year             $141,431     $5,277,628         $75,646      $291,051     $1,344,363     $5,033,561      $1,471,590
                             ========     ==========         =======      ========      =========      =========       =========

                       See notes to financial statements.

                                 HARLEY-DAVIDSON
                    RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996

   Note A - Description of the Plan

   The following brief description of the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees ("the Plan"), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   General - The Plan is a defined contribution plan that covers hourly employees of Harley-Davidson Motor Company's (the "Company") Milwaukee and Tomahawk plants subject to a union bargaining agreement and meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective
   May 1, 1995, the Plan Trustee was changed, the Plan adopted daily valuation for each of its investment funds, and universal life insurance policies were deleted as an investment option.

   Contributions - Participants have the right to make salary deferral contributions of not less than 1% or more than 15% of their base compensation (as defined in the Plan); subject to certain Internal Revenue Code limitations. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan. The Company may make discretionary matching contributions; however, no such contributions were made during 1996 or 1995.

   Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (the "Code"). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions, earnings thereon or Company contributions, if any, until the participant withdraws them from the Plan.

   Participants' accounts - A separate account is maintained for each applicable fund for each participant. Effective May 1, 1995, the account balances are adjusted on a daily basis for participants' contributions, net investment income, Company contributions, and distributions of participants' benefits or withdrawals. Prior to May 1, 1995, account balances were adjusted on a monthly basis.

   Vesting - Participants are currently 100% vested in their accounts.

   Payment of benefits - Benefit and withdrawal payments consist of the following:

   (1) Upon retirement, death, disability, or termination of employment, the balance in a participant's separate account(s) is paid to the participant or beneficiary in a lump sum.

   (2) A participant may withdraw at any time all or any portion of the vested balance of their separate account(s) that does not pertain to contributions made under provisions of Section 401(k) of the Code.

   (3) A participant may not withdraw prior to retirement, death, disability, or termination of employment any portion of their separate account(s) pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

   Investment provisions - The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust)and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and another Harley-Davidson defined contribution plan are commingled (see Note C). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments (determined separately for each of the Master Trust's investment accounts), which are described below.

   In accordance with Plan provisions, participants may direct their contributions, and the corresponding Company contributions, if any, to be invested in one or a combination of the following funds: Managed Income Fund, Fidelity Investment Grade Bond Fund, Fidelity Blue Chip Growth Fund, Fidelity International Growth and Income Fund, Harley-Davidson Stock Fund, Fidelity Asset Manager: Income Fund, Fidelity Asset Manager Fund and Fidelity Asset Manager: Growth Fund.

   The Managed Income Fund seeks to preserve capital and achieve a competitive level of income over time. The Managed Income Fund is a combination of the Managed Income Portfolio and existing investment contracts previously purchased by Harley-Davidson Motor Company. The Managed Income Portfolio purchases investment contracts from high quality financial institutions such as insurance companies or banks, "synthetic" investment contracts that are composed of high quality bonds and a wrapper which simulates the terms of conventional investment contracts, and money market instruments for liquidity. The Fund's goal is to maintain a stable $1 share price, but there is no guarantee that it will be able to do so. Its yield will fluctuate. The Managed Income Fund is not a mutual fund and is managed by Fidelity Management Trust Company (FMTC). Although individual investment contracts are backed by the issuers of the debt, shares of the Fund are not guaranteed by the Sponsor, FMTC or insured by the FDIC.

   The Fidelity Investment Grade Bond Fund seeks a high level of current income. The Fund will invest in a broad array of securities that are considered "investment-grade," which means that they are generally of medium to high quality. These types of bonds generally provide lower yields than those rated below investment-grade, but they also involve less investment risk.

   The Fidelity Blue Chip Growth Fund is a "capital growth" mutual fund and seeks to grow the value of the investment over the long term. The Fund invests in common stocks of well-known, established growth companies that are generally considered industry leaders.

   The Fidelity International Growth and Income Fund seeks both capital growth and income. While the Fund focuses primarily on stocks which have growth possibilities, it will keep at least 25% of its assets invested in debt securities for the income they provide. The Fund invests primarily in companies who mostly operate outside of the U.S. Although it will generally spread its investments across six different countries, including the U.S., the Fund may, at times invest all assets in a single country. International investing may pose greater risks, as well as greater potential rewards, than investments in domestic securities.

   The Harley-Davidson Stock Fund consists primarily of Harley-Davidson Common Stock, with a small portion of short-term instruments to allow for daily transactions into and out of this option. The value of this Fund will fluctuate and is tied directly to the performance of Harley-Davidson Motor Company as well as general stock market trends.

   The Fidelity Asset Manager: Income Fund seeks to provide a high level of current income, but also considers the potential for capital appreciation. The Fund can invest in all three investment classes: foreign (including emerging markets) and domestic stocks, bonds and short-term instruments. Based on the current outlook for market conditions, the Fund's manager can gradually increase or decrease the amount that the Fund invests in each of these asset classes. The Fund's investments in each of these classes can range anywhere from 10% to 30% in stocks, 40% to 60% in bonds and 10% to 50% in short-term instruments, but over time, the general mix of these investment classes (known as the Fund's "neutral mix") will include 20% stocks, 50% bonds and 30% short-term instruments.

   The Fidelity Asset Manager Fund seeks to provide high total return with reduced risk over the long term. Total return is the combination of income (from dividends and capital gains) and the change in the value of the share price of the Fund. As an asset allocation fund, Asset Manager invests in all three investment classes: foreign (including emerging markets) and domestic stocks, bonds, and short-term instruments. The Fund's manager may gradually adjust the combination of these investments depending upon the current outlook for the various markets. As a result, Asset Manager's investments can range anywhere from 30% to 70% in stocks, 20% to 60% in bonds, and 0% to 50% in short-term instruments. Over the long term, the Fund will generally include the following combination of these investments (known as its "neutral mix"): 50% stocks, 40% bonds, and 10% short-term instruments.

   The Fidelity Asset Manager: Growth Fund focuses on maximizing total return over the long term. Total return is the combination of income (from dividends and capital gains) and the change in the value of the share price of the Fund. As the most aggressive asset allocation fund that Fidelity offers, Asset Manager: Growth can invest anywhere from 50% to 100% of its assets in stocks, 0% to 50% in bonds, and 0% to 50% in short-term instruments. The Fund's "neutral mix," which represents the way the Fund's investments will be allocated over the long term, includes 70% stocks, 25% bonds and 5% short-term instruments.

   Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's vested separate account balance and require a market rate of interest to be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

   The Plan's security investments were held until April 30, 1995 by the Marshall & Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989. As of May 1, 1995 the Plan's security investments were held by FMTC. The Administrative Committee directs the Trustee to invest and reinvest amounts with the current investment managers.

   Plan termination - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Company contributions automatically become vested to the extent of the balance in each participant's separate account(s).

   Administrative expenses - Administrative expenses generally are paid by the Company.

   Note B - Summary of significant accounting policies

   Valuation of investments - The investments in the mutual funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the plan year.

   The insurance group annuity contracts are fully benefit responsive and therefore, are valued at contract value as reported by the Plan Trustee. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits.

   Notes receivable from participants are stated at their unpaid principal balances which approximates fair value.

   Reclassifications - Certain prior year balances have been reclassified in order to conform to current year presentation.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Note C - Investments

   As indicated in Note A, the assets of the Master Trust include commingled investments held for both the Plan and the Harley-Davidson, Inc. Retirement Savings Plan for Salaried Employees (Salaried Plan). The carrying amounts of the commingled investments and cash have been allocated between the Plan and the Salaried Plan based on the respective participants' interest, reduced by other allocable assets and liabilities.

   A summary of the Master Trust's commingled investments and the Plan's interest in those Master Trust investments at December 31, 1996 is as follows:


                                                   Contract Value/
                                           Cost       Fair Value

   Cash and cash equivalents          $ 1,106,401      $ 1,106,401
   Master Trust investments
     at contract value:
     Insurance company contracts       25,176,240       25,176,240
   Master Trust investments
     at fair value:
     Securities of unaffiliated
     issuers                           31,074,460       34,470,238
     Securities of affiliated
     issuer-Common stock -
       Harley Davidson, Inc.           18,275,976       32,354,776
                                       ----------       ----------
   Commingled assets of the
     Master Trust                      75,633,077       93,107,655
   Less amount allocated to
     Salaried Plan                     47,611,734       59,829,063
                                       ----------       ----------
   Plan interest in Master Trust      $28,021,343      $33,278,592
                                       ==========       ==========

   The Plan's interest in the fair values of the various Master Trust investment categories is as follows at December 31, 1996:

   Cash and cash equivalent                             $   497,860

   Insurance company contracts                           10,751,614

   Investments in securities of unaffiliated issuers     11,680,170

   Investments in securities of affiliated issuer -
     common stock of Harley-Davidson, Inc.               10,348,948
                                                         ----------
                                                        $33,278,592
                                                         ==========

   Income earned by the commingled investments of the Master Trust and the Plan's allocated share therein for the year ended December 31, 1996 and for the period from inception of the Master Trust Agreement May 1, 1995 through December 31, 1995, is as follows:

                                       Year Ended      May 1, 1995-
                                    Dec. 31, 1996     Dec. 31, 1995

   Interest and dividend income       $ 4,200,938        $2,493,098
   Net realized and unrealized
     appreciation in fair value
     of investments                    12,619,716         7,113,787
                                       ----------         ---------
   Commingled investment income
     earned by the Master Trust        16,820,654         9,606,885
   Less amount allocated to
     Salaried Plan                     11,217,432         6,421,542
                                       ----------         ---------
   Master Trust commingled investment
     income allocated to the Plan     $ 5,603,222        $3,185,343
                                       ==========         =========

   These amounts are included in the respective categories in the Statement of Changes in Net Assets Available for Plan Benefits.

   Investments that represent 5% or more of the Master Trust's net assets at December 31, 1996 are as follows:
                                                   1996

   Aetna group annuity contracts               $25,176,240

   Harley-Davidson Stock Fund                   32,354,776

   Fidelity Asset Manager                        5,539,951

   Fidelity Blue Chip Growth Fund               18,351,809

   For the four months ended April 30, 1995, investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (as determined by reference to quoted market prices as discussed in Note B).


                                         Four months ended
                                          April 30, 1995
   Net depreciation in fair value of
     investments by investment type:
       Mutual Funds                           $   (70,326)
       Common stock -
         Harley-Davidson, Inc.                   (973,147)
                                               ----------
                                              $(1,043,473)
                                               ==========

   Note D - Insurance group annuity contracts

   The insurance group annuity contract owned by the Plan at December 31, 1996 and 1995 was group annuity contract #14490 with Aetna Life Insurance Company and is stated at contract value which approximates fair value. The crediting interest rate which approximates the average yield, is adjusted semi-annually and is subject to contractually guaranteed minimum rates. In 1996, the crediting interest rates were 5.90% and 6.21%. In 1995, the crediting interest rates were 6.61% and 5.95%.

   Note E - Transactions with Parties-in-interest

   The following Harley-Davidson, Inc. common stock transactions occurred (includes the Plan's share of Master Trust transactions):

                                               1996          1995
       Cost of stock held at beginning
         of year                           $3,988,426    $2,091,309
       Cost of purchases during the year    4,749,893     2,256,228
       Proceeds from sales during the year (3,220,292)     (435,216)
       Net gain                               707,943        76,105
                                            ---------     ---------
       Cost of stock held at end of year   $6,225,970    $3,988,426
                                            =========     =========
       Market value of stock held at
         end of year                      $10,348,948    $5,225,391
                                           ==========     =========
       Shares held at end of year             220,190       181,753
                                              =======      ========


   All transactions in Harley-Davidson, Inc. common stock were executed at market prices on the dates of the transactions. The Plan received dividends of approximately $48,000 and $30,000 on the common stock in 1996 and 1995, respectively.

   Note F - Income tax status

   The Plan received a favorable determination from the U.S. Treasury Department on September 13, 1995 substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Company's pension administration committee is not aware of any course of action or series of events that would adversely affect the Plan's qualified status.

   The Plan is intended to satisfy the requirements under Section 404(c) of the ERISA, and therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's eight investment alternatives every day.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 Harley-Davidson
                                 Retirement Savings Plan for
                                 Milwaukee and Tomahawk Hourly
                                 Bargaining Unit Employees

   Date: June 27, 1997           By:   /S/ James M. Brostowitz
                                           James M. Brostowitz
                                           Administrative Committee Member

                             SUPPLEMENTAL SCHEDULES

                                                                   Schedule 1

                                 HARLEY-DAVIDSON
                  RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES


                           ASSETS HELD FOR INVESTMENT

                                December 31, 1996


                                      Shares or                      Current
   Description                       face amount        Cost          value

   Plan's share of Master Trust
    assets:
   Cash and cash equivalents             497,860   $   497,860   $   497,860
   Mutual funds-
   Fidelity:
     Commingled assets of the
      Managed Income Fund                405,841       405,841       405,841
     Investment Grade Bond Fund          244,647     1,727,258     1,741,888
     Blue Chip Growth Fund               199,786     5,587,224     6,530,997
     International Growth and
       Income Fund                        16,141       298,202       315,550
     Asset Manager: Income                14,944       172,605       173,501
     Asset Manager                       101,848     1,550,008     1,677,442
     Asset Manager: Growth                51,067       804,761       834,951
                                                    ----------    ----------
                                                    10,545,899    11,680,170
   Common stock -
     Harley Davidson, Inc.               220,190     6,225,970    10,348,948

   Insurance group annuity -
     administration contracts:
       Aetna Life Insurance
        Company group annuity
        contract #14490               10,751,614    10,751,614    10,751,614

   Participant loans, at various
     interest rates (ranging from
     7% to 11%) and maturities         1,778,160    1,778,160      1,778,160
                                                   ----------     ----------
   Total assets held for investment               $29,799,503    $35,056,752
                                                   ===========    ==========

                                                                   Schedule 2


                                 HARLEY-DAVIDSON
                  RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                             IN EXCESS OF 5 PERCENT
                       OF THE CURRENT VALUE OF PLAN ASSETS

                          Year ended December 31, 1996


                                               Cost of      Proceeds
                                              purchases    from sales
                             Number of (1)     during        during     Net
         Description         transactions      the year     the year    gain

   Category (iii)-Series of transactions in excess of 5% of plan assets

   Bank common trust fund -
     FMTC Insti Money Market
     Fund                        165P;205S   $3,591,850    $3,591,850  $   -

   Aetna Life Insurance
    Company
     Group Annuity Contracts         1P;4S      974,787       742,647      -

   Mutual Funds:
     Fidelity Blue Chip
      Growth Fund                178P;120S    3,149,529     2,034,252 177,721

   Common stock -
     Harley-Davidson, Inc.       211P;129S    4,749,893     3,220,292 707,943


   Note: The above transactions represent the Plan's share of Master Trust transactions.


   There were no category (i), (ii) or (iv) reportable transactions during 1996.

   (1) P=Purchases; S=Sales

                                  EXHIBIT INDEX


   EXHIBIT NO.       DESCRIPTION

      23        Consent of Independent Auditors